February 19, 2025

Mark Blick
Chief Executive Officer
Diginex Limited
Smart-Space Fintech 2, Room 3, Unit 401-404 Core C, Cyberport
Telegraph Bay, Hong Kong

       Re: Diginex Limited
           Registration Statement on Form F-1
           Filed February 13, 2025
           File No. 333-284888
Dear Mark Blick:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Edwin Kim at 202-551-3297 or Mitchell Austin at 202-551-3574 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   James Prestiano, Esq.